October 18, 2005

Ms. Joyce Sweeney

Accounting Branch Chief

Division of Corporation Finance

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Holdings, Inc.
Form 20-F for the year ended March 31, 2005
File No. 001-15270

Dear Ms. Sweeney:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated September 29, 2005, with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Operating and Financial Review and Prospects, page 25

Results of Operations — Overview, page 28

1.	We note your disclosure that in assessing the profitability of your overall business and your Global Wholesale business, you view net interest revenue and non-interest revenues in aggregate. In light of the significance of net interest revenue to your results of operations and the apparent decrease in your net interest margin, please tell us and in future filings describe the changes in the level and mix of assets and liabilities and changes in interest rates that impacted interest income and expense during the periods presented.

Response:

For broker-dealers, net interest revenue is an integral component of trading activities. As a result, we view net interest revenue and non-interest revenues in aggregate in assessing the profitability of our business. We therefore do not analyze the reasons for changes in net interest income, and do not maintain the records necessary for the analysis of interest income and expense such as that commonly prepared by banking institutions.

The major reasons of our net interest revenue movements among the periods presented are as below.

Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Wholesale business in particular, we view net interest revenue and non-interest revenue in aggregate. Net interest revenue was 74,332 million yen for the year ended March 2005, 100,427 million yen for the year ended March 2004 and 127,279 million yen for the year ended March 2003. Net interest revenue for the year ended March 2005 declined 26% compared to that for the year ended March 2004, primarily due to rise in short-term funding rates while repo / reverse repo activities increased. Both interest revenue and interest expense rose 17% and 35% respectively, as interest and dividend - earning assets and interest - bearing liabilities increased. Net interest revenue for the year ended March 2004 declined 21% compared to that for the year ended March 2003. Both long - and short - securities inventory expanded as trading activities picked up. Larger collateral borrowing transactions to support increase in short - securities inventory, coupled with slightly upward shift of interest rates, resulted in lower net interest revenue.

We will disclose the description as written in the paragraph above with respect to net interest revenue in future filings.

2.	Please tell us and in future filings disclose, if material, the impact of your hedging activities on interest income and expense for each period presented.

Response:

The scope of our hedge accounting for the three years ended March 2005 has been limited to bonds issued by us and bank borrowings, whose maximum amount during the periods is 384 billion yen in aggregate. The outstanding amount of those liabilities at the end of March 2005 was 384 billion yen, representing 1.2 % of total liabilities, and the interest expense amounts due to those obligations for the year ended March 2005 was 4.7 billion yen, or 1.4% of total interest expense. As a result of the hedging activities, these fixed rate interest exposures are effectively converted into floating rate interest exposures. We believe that the impact of our hedging activities is not material to our overall interest income and expense for each period presented and would not need to be disclosed in future filings if maintained at this level.

Please also see our responses to comments 7 to 9.

Domestic Retail, page 30

3.	We note your disclosure on page 33 regarding the composition of client assets for the periods presented. Please tell us and in future filings separately disclose the change in client assets attributable to the net cash flows by clients and the change in valuation of the managed assets for each category of managed assets.

Response:

The table on page 33 shows the balance of client assets relating to Domestic Retail held in our custody. We maintain net asset inflow data, but it covers the gap between inflow and outflow of all client assets, including the assets not held in our custody such as registered bonds, since the purpose of this data is to capture the movements of total client assets irrespective of whether they are held in our custody or not. As such, numeric information with respect to the changes by each factor and asset type solely related to custody is not available. The following is our analysis for the overall picture of the client assets movement.

Client assets in Domestic Retail disclosed on page 33, totaled 39.8 trillion yen at March 31, 2005, a 13% increase from March 31, 2004 primarily reflecting an increase of net assets inflows in equity securities related to the incentive created by revisions to the Japanese tax system for taxpayers to place equity positions in the custody of securities companies.

Client assets in Domestic Retail totaled 35.2 trillion yen at March 31, 2004, a 30% increase from March 31, 2003 due primarily to market appreciation reflecting a recovery in stock markets, and, to a lesser extent, net new money.

We will expand our disclosure in Results of Operations by adding the description as the two paragraphs above in future filings.

Global Wholesale, page 34

4.	We note your disclosure on page 37 that you realized gains from investments in Japan from which you exited and a rise in the fair value of the Terra Firma investments. Please tell us and in future filings separately disclose realized gains/losses in investments exited and the change in fair value of Terra Firma investments. Describe and quantify the significant changes in the underlying valuation assumptions, such as those described on page 47, that impacted the valuation of these investments during the periods presented.

Response:

For the year ended March 2005, realized gain from investments in Japan from which we exited was 1.9 billion yen and a rise in the fair value of the Terra Firma investments in Europe was 4.0 billion yen. For the year ended March 2004, realized gain from investments in Japan from which we exited was 1.9 billion yen and a rise in the fair value of the Terra Firma investments in Europe was 11.3 billion yen. For the year ended March 2003, realized gain from investments in Japan from which we exited was 2.7 billion yen and a change in the fair value of the Terra Firma investments in Europe was (16.5) billion yen.

We will expand in future filings to include numerical data which are significant to the operating results of Merchant Banking of corresponding periods, reflecting the purport of your comment.

With respect to Terra Firma investments, there has been no change in our valuation methodology or assumptions that impacted the valuation of these investments during the periods presented. Please let us know if you were inquiring about changes in the factors underlying the investments, which impacted their valuation.

Consolidated Financial Statements

Note 1 — Summary of Accounting Policies — Private Equity Business, page F-10

5.	Pleases tell us and in future filings disclose the nature of products and services sold by your consolidated private equity entities and your accounting policy for recognizing private equity entities product sales and cost of goods sold. As your private equity entities product sales and cost of goods sold have become more significant to your results of operations, please include a discussion and analysis of these in your Results of Operations in future filings.

Response:

Substantially all of private equity entities product sales for the three years period ended March 2005 were raised by several investee companies in the manufacturing industry and whose products include various cemented carbide tools, packaging or architectural tapes.

The product sales of these investee companies are recognized upon delivery which is considered to have occurred normally when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs, and the corresponding cost of goods sold is recorded concurrently with the product sales.

We will disclose the description as above in the footnote relating to the private equity business in future filings, and the disclosure in Results of Operations will be expanded to include the discussion in future fiscal periods where the private equity entities product sales and cost of goods sold are significant to our overall results of operations.

Note 3 — Financial Instruments

Derivatives Utilized for Trading Purposes, page F-19

6.	We note your disclosure that recognition of certain gains and losses at the inception of a contract are deferred in accordance with EITF Issue No. 02-3. Please provide us with the following information:

•	your accounting policy for recognition of previously unrecognized gains and losses subsequent to inception;

•	whether these gains and losses are ever recognized and if so, describe the conditions for recognition; and

•	quantify unrecognized gains and losses at the inception of the contracts and gains and losses recognized subsequent to inception during each period presented.

Response:

We have applied EITF Issue No. 02-3 during the presented periods, and our policy for the accounting treatment is;

-	not to recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of the instrument is obtained from observable market data, and

-	to recognize previously unrecognized gains and losses of the derivative instruments when the relevant contracts are finalized, or where all the market parameters for the valuation have become observable.

In the two years period ended March 2005, we have recognized as gains or losses previously unrecognized gains and losses of the derivative instruments when the related contracts are finalized due to the expiry of a contract or early termination, or when all the market parameters for the valuation have become observable.

The following table shows the movements of the deferred gains and loss explained above for the three years ended March 2005. Substantially all of the gain and loss recognized is primarily from finalization of the relevant contracts due to the expiry of a contract or early termination.

	2003	Year ended March 2004	million yen 2005
Net unrecognized gains at beginning of year		3,068	9,607

Deferral	3,068	6,673	3,654
Gain and loss recognition		(184)	(3,797)
Translation differences		50	137

Net unrecognized gains at end of year	3,068	9,607	9,601

Non-trading Activities, page F-22

7.	For each type of derivative instrument that you have classified as a fair value or cash flow hedge during the periods presented, please tell us how you determined that the hedging relationship met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Please tell us the following with respect to each type of hedging relationship:

•	the nature and terms of the hedged item and derivative instrument;

•	the specific documented risk being hedged;

•	how you define “at inception” of the hedging relationship;

•	whether you enter into the derivative instrument the day the hedged item becomes outstanding; and

•	whether you use the long-haul method. the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

Response:

During the three years period ended March 2005, we have designated eight derivative contracts as hedging instruments for fair value hedges. We have had no cash flow hedges.

The hedged items are six fixed interest bearing bonds issued by us and a fixed rate bank borrowing contract whose notional or contract amounts are 384 billion yen in aggregate at March 31, 2005. The corresponding hedging derivative instruments are eight interest swap agreements with third parties through which we receive fixed rate interest and pay floating rate interest.

On the documentation with respect to the hedge accounting for the above mentioned hedging activities, there are specific descriptions of risk, and in accordance with this documentation the fixed rate interest exposures have been converted to those of floating rate interest.

For the purpose of these hedging activities, the inception date is considered as the issue date of each bond or the date when the proceeds from borrowings are received, and every corresponding hedging swap transaction is entered into on that day.

We use the short-cut method to assess hedging effectiveness.

8.	If you use the short-cut method for assessing effectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

Response:

For all the hedging relationships explained above, their notional amount, contract period, maturity, terms or other conditions defined in paragraph 68 of SFAS 133 conform to each other. Therefore, we have applied the short-cut method when assessing the effectiveness, as they meet each of the criteria stipulated in paragraph 68 of SFAS 133.

9.	Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio. If so, provide us with a comprehensive analysis explaining how you apply SFAS133 Implementation Issue F11 to these hedging relationships.

Response:

As described above, we do not aggregate the similar assets and liabilities for the purpose of hedge accounting, and we have not applied SFAS 133 Implementation Issue F11 during the periods presented.

* * * * *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Senior Managing Director and Chief Financial Officer

cc:	Benjamin Phippen
(Division of Corporation Finance,
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
R. Troy Van Orman
(Sullivan & Cromwell LLP)

John Rafferty
(Ernst & Young LLP)